NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR07-26 December 14, 2007

RUBICON CONSULTANT PERRY ENGLISH RECEIVES 2007 ONTARIO PROSPECTOR AWARD

Rubicon Minerals Corporation (RMX.T:RBY.AMEX) is pleased to report that Perry English, who has provided full time prospecting services to Rubicon since 2003, has received the 2007 Ontario Prospector Award at a recent dinner and awards ceremony in Sudbury, Ontario.

In 2003, Rubicon purchased Perry’s interests in 90 mineral properties and agreements in Ontario and created the English Royalty Division (ERD). The motivation for Rubicon was to ‘buy-back’ its own option deals in Red Lake from Perry, thus saving future cash and share option payments. In addition, Rubicon received cash and share payments from all other deals. Perry also provided his exclusive services to Rubicon to source new property acquisitions and enter into additional option agreements, a successful arrangement which continues to the present day.  A summary of the ERD demonstrates that unique contribution that Perry has made:

1)	Over 100 new option agreements have been generated since the deal was signed.

2)	Approximately 12,000 claim units have been staked at no net cost to Rubicon.

3)	Cash plus share option payments over three years valued at over $1.5 million

4)	With 67 current agreements, Rubicon has exposure through royalty interests to 67 projects in areas and commodities outside of its core focus.

“Our association with Perry goes back to the late 1990’s when it quickly became apparent that in order to expand into Red Lake, Ontario, we needed to talk to Perry. Since that time this unique association has turned into a successful business relationship and friendship which has led to significant new opportunities and cash flow for Rubicon and ultimately leads to funds being injected into the Ontario mineral exploration industry which otherwise may well have gone elsewhere.”

“In our view Perry is unique in our industry.  He is a one-man project generator who displays a combination of experience, contacts and the proven ability to deliver deals. In many ways, he represents a new-age prospector utilizing the technology that surrounds claims and claim staking in the modern Ontario while at the same time ready and willing to roll up his sleeves and ‘turn over the moss’ in the hunt for new mineral occurrences. The prospector continues to be a mainstay in the Canadian mining business and no-one exemplifies this better than Perry. We extend our hearty congratulations on his well deserved award and look forward to our continuing relationship.” stated David Adamson, President and CEO.

Forward Looking Statement
This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon’s proposed transactions, the availability of financing for Rubicon’s proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner.  The foregoing list of assumptions is not exhaustive.  Events or circumstances could cause results to differ materially.

        For more information, contact Bill Cavalluzzo, VP Investor Relations  Toll free: 1.866.365.4706         E-mail: bcavalluzzo@rubiconminerals.com
              Rubicon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC  CANADA  V6C 2V6
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        The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.